Annual Report 2004

Dear Shareholders,

Fiscal 2004 has been a successful year for Envoy Communications Group Inc. However, as a result of several one-time charges (imputed interest, refinancing costs, loss on discontinued operation etc.) our fiscal 2004 earnings do not reflect the success that Envoy has achieved during this period.

One of our major achievements during fiscal 2004 was the $66.5 million raised in two equity financings. This capital injection significantly strengthened Envoy’s balance sheet and enabled Envoy to eliminate virtually all of its debt. It also established a strong foundation for future growth. With over $45 million in cash available for investment and acquisitions, Envoy will now be able to realize its strategic acquisition and investment plan, which includes the acquisition of companies that will be synergistic with our current business in the United Kingdom and North America. Envoy will be announcing its 2005 first quarter results on February 14, 2005.

We are very excited about our prospects for 2005 and beyond.

Geoffrey Genovese	Linda Gilbert
President and CEO	Chief Financial Officer

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2004
At February 16, 2005

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Communications Group Inc. (“Envoy”, “we” or “us”) for the year ended September 30, 2004 compared to the year ended September 30, 2003. The analysis is based on our audited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.

OVERVIEW

Through a public offering, on February 20, 2004, Envoy issued 26,315,800 units (the “First Units”) at $1.33 per First Unit, each First Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with our offering of units, we issued an additional 3,947,370 First Units. The total number of First Units issued to the public was 30,263,170, with total gross proceeds of approximately $40.2 million. During the second quarter, we successfully negotiated with our lenders and retired substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities.

Through a public offering, on May 12, 2004, Envoy issued 25,000,000 units (the “Second Units”) at $1.05 per Second Unit, each Second Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. The total gross proceeds from the offering was $26.2 million. The net proceeds of the Second Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that we determine have potential to create value for our shareholders and that either complement, or provide an opportunity to diversify our current business.

Net proceeds after deducting expenses from the two public offerings described above were approximately $60.1 million.

During fiscal 2004, pursuant to a normal course issuer bid, Envoy repurchased and cancelled 1,372,200 common shares for cash consideration of $796,851. Under the terms of the normal course issuer bid, Envoy may repurchase and cancel up to 10% of the public float of the shares over the 12 month period commencing August 26, 2004. Subsequent to the year-end, Envoy has purchased for cancellation an additional 4,543,682 common shares of Envoy, which is equivalent to 908,736 common shares after giving effect to the share consolidation (reverse split) described in Note 23(b).

At a meeting held on August 14, 2003, the Envoy’s shareholders approved the consolidation of the common shares on the basis to be determined by Envoy’s board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Envoy’s board of directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares currently outstanding. The number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post consolidation was approximately 22,507,864. Outstanding common shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. The effective date for the post-consolidation trading of the common shares on the Toronto Stock Exchange and the NASDAQ Stock Market was February 10, 2005.

On November 10, 2004, Envoy, through its subsidiary ECG Holdings UK Limited (ECGH), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (Parker Williams), a packaging design and brand specialist company based in London, United Kingdom. The purchase price of £1,818,000 is payable in cash on completion. The remaining 35% of the Parker Williams shares (Management Shares) will continue to be held by senior management of Parker Williams (Management Shareholders), subject to certain options described below. ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of Parker Williams for certain defined periods following completion. The transaction is expected to be completed by February 21, 2005. The acquisition will be accounted for using the purchase method of accounting. Parker Williams, whose clients include: Sainsbury’s Supermarkets and Coop Norden, are specialists in the retail area. Parker Williams was formed in 1990 by designers Tamara Williams and Tony Parker. With over 25 years design experience in Europe, America and the Far East, Parker Williams has revenues of approximately $5.0 million annually. Both companies believe the combined expertise and focus within the retail arena will provide exciting new opportunities across both Europe and North America.

During fiscal 2003, Envoy divested its technology services to remain focused on the expansion and prosperity of its core business of consumer and retail branding. The Watt group of companies (“Watt”), our branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.

Retail is the second largest industry in the U.S. and one of the largest industries worldwide. Unlike other, more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability.

This reality, coupled with Watt’s lengthy history of success and innovation in the retail industry, presents Envoy with a spectrum of opportunities — from overall brand strategy to store design to private label program development — with key customers like grocers, mass merchants, pharmacies and home improvement companies. Envoy has made a series of announcements that highlight the significant opportunities we are pursuing.

In November 2003, Envoy announced its intention to embark on a strategic M&A expansion plan to further enhance our leadership position in North America and Europe. The details of the first acquisition under this plan, Parker Williams, are described in Note 23(a).

In the same month, Watt announced the launch of Gilchrist North America (“GNA”), a state-of-the-art reprographics and brand management business, with locations in Toronto, Bentonville and Boston. GNA will leverage the highly experienced work force and sophisticated equipment of Gilchrist UK, Watt’s UK based brand management company, to provide its clients with a superior product. GNA has quickly become an integral part of Envoys’ new client acquisition strategy.

Also in November 2003, Watt announced the launch of Studio Watt, a niche-focused agency devoted to serving the distinct needs of style-based specialty and boutique labels throughout North America.

In January 2004, Watt announced the launch of ‘ODIN’, a web based software system that manages every stage of the design process in real-time, from concept development and package design to printing, packaging and getting the product to market. With anytime, anywhere access, ODIN provides Watt clients the ability to efficiently track and manage their projects, and know instantly if there are any project deviations, timeline extensions, or delays from suppliers. The efficiency gained through ODIN offers a significant competitive advantage for Watt and its clients, and ensures at least a 20 percent increase in speed-to-market.

In December 2004, Envoy announced that it has been selected by Carulla Vivero S.A. to re-define its private label program. Carulla Vivero is the second largest retailer in Colombia, operating a chain of 154 supermarkets, hypermarkets and discount stores throughout the country. The two companies partnered in 2003 to re-position and design Vivero, the retailer’s hypermarket banner, and Watt continues to help roll out the new concept in various locations. In August 2004, Watt and Carulla Vivero broadened their relationship re-designing the latter’s supermarket chain, Carulla. This latest initiative will ensure continuity of the Carulla Vivero brand across all banners: Carulla, Vivero, Frescampo, Surtimax and Merquefacil.

Effective January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment. As discussed in Note 22, the net revenue from this company was $0.4 million in fiscal 2004 and $1.6 million in fiscal 2003. Net earnings, excluding the loss on sale of Communique were less than $0.1 million for fiscal 2004 and 2003.

During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of our New York advertising agency, Hampel Stefanides Inc. (“Hampel”, or “the New York Agency”) after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of this company. We also successfully terminated the real-estate lease commitments associated with our New York Agency. The cost associated with this termination of the real estate has been fully expensed in the Financial Statements. Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration. In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and our other technology company, Sage Information Consultants Inc. (“Sage”), was shut down.

Envoy’s 2004 results compared to the previous year reflect management’s continued execution of the fiscal 2002 restructuring plan to more closely align costs with projected revenue, to divest of non-core assets, to reduce bank indebtedness and to focus resources on our consumer and retail branding businesses.

Our salaries increased to $27.7 million from $26.9 million or 3.0% from the previous year. As we stated in the third quarter, our goal was to improve our labour to net revenue ratio to 66% for the full fiscal 2004 year. Our labour to net revenue ratio was 72.6% for the 4th quarter and was 67.8% for fiscal 2004. We expect our labour to net revenue ratio for fiscal 2005 to be about 70.0%.

Our occupancy costs have decreased to $3.0 million from $3.1 million or 1.6% from the previous year. As we stated in the third quarter of fiscal 2004, we estimated that our occupancy to net revenue ratio would be 6.8% for the full fiscal 2004. We achieved an occupancy to net revenue ratio of 7.4% for the full fiscal 2004. We expect our occupancy to net revenue ratio to continue to be in the 7.4% range in fiscal 2005.

As a result of the early repayment in fiscal 2004 of the outstanding debentures, and the conversion of the remaining convertible debentures, Envoy was required to expense the unamortized value of the warrants and the conversion value of the convertibles. As a result, the accreted interest imputed on warrants and debentures in fiscal 2004 increased by $1.8 million from fiscal 2003. Envoy has no expected future requirement for debt financing, and so the accreted interest for fiscal 2005 is expected to be $nil.

Management continues to focus on our core strength, consumer and retail branding. In fiscal 2004, Watt represented 91% of our business. In the third quarter of fiscal 2003, Watt signed new client contracts valued at more than $12.0 million over a three to four year period. This new business will continue to positively impact our revenue in fiscal 2005.

Net revenue for the year ended September 30, 2004 was $40.8 million. At June 30, 2004 we had estimated that our net revenue for the 4th quarter would be consistent with our 4th quarter of fiscal 2003, in the range of $10.3 million. The actual net revenue for the 4th quarter was $10.1 million. Net revenue in the second half of fiscal 2004 increased 7.9% over the net revenue in the first half of fiscal 2004, and increased 2.7% compared to the same period of fiscal 2003. We expect net revenue to improve by about 16% in fiscal 2005 from fiscal 2004.

As a result of the operational changes and financial changes discussed above, management believes the business will continue to show improved earnings and a strengthened balance sheet. Consistent with prior years, we expect the second half of fiscal 2005 to be stronger than the first half of fiscal 2005, reflecting the seasonal patterns in our business.

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to Envoy, is included in note 24.

SELECTED ANNUAL INFORMATION

	Fiscal 2004	Fiscal 2003	Fiscal 2002

Net revenue	$40.8 million	$40.9 million	$56.9 million

Net earnings (loss):
From continuing operations	($2.6) million	$2.5 million	($53.4) million
Including discontinued operations	($3.1) million	$2.5 million	($53.4) million

Net earnings (loss) per share
From continuing operations
Basic	($0.15)	$0.58	($12.71)
Diluted	($0.15)	$0.43	($12.71)
Including discontinued operations
Basic	($0.18)	$0.59	($12.71)
Diluted	($0.18)	$0.43	($12.71)

As at:	Sep 30, 2004	Sep 30, 2003	Sep 30, 2002

Total assets	$88.9 million	$38.0 million	$49.2 million
Total long-term financial liabilities	$0.4 million	$4.9 million	$4.2 million

Cash dividends declared	$ nil	$ nil	$ nil

RESULTS OF OPERATIONS

COMPARISON OF OPERATING RESULTS FOR FISCAL YEARS 2004 AND 2003

Net revenue Our net revenue represents our compensation for services. A portion of our compensation from agency or advertising and marketing services is generated from non-refundable monthly agency fees and the balance is from commissions. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as media and production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the twelve months ended September 30, 2004 was $40.8 million, compared to $40.9 million for the twelve months ended September 30, 2003, a decrease of $0.1 million. For fiscal 2005, we expect net revenue of between $50 and $53 million, including the Parker Williams acquisition.

Revenue Mix by type of service and by client location:

	Net Revenue (in millions)
By Type of Service	2004	% of total	2003	% of total
Marketing	$3.8	9%	$6.3	15%
Consumer and retail branding	37.0	91%	34.3	84%
Technology	—	—%	0.3	1%

	$40.8	100.0%	$40.9	100.0%

By Client Location	2004	% of total	2003	% of total
Canada	$5.6	14%	$5.4	13%
United States	14.5	35%	18.2	45%
Europe *	20.7	51%	17.3	42%

	$40.8	100.0%	$40.9	100.0%

* Europe includes the United Kingdom and Continental Europe

Net revenue by type of service:

Approximately $0.3 million of the decrease in revenue in fiscal 2004 compared to fiscal 2003 is related to our exit from our technology business. In the first quarter of fiscal 2003, the assets of Devlin were sold and Sage was shut down.

Net revenue from marketing has decreased by approximately $2.5 million. After a lengthy review of all options available to us, Envoy closed its New York Agency in February 2003 (see Note 15 to the Financial Statements). The $3.1 million decrease in net revenue from the closure of our New York Agency was offset in part by growth in our Canadian advertising agency, which increased by $0.7 million.

Net revenue from consumer and retail branding services increased approximately $2.7 million, or 7.7%. There have been significant new business wins over the second half of fiscal 2004 which has contributed to the improvement in net revenue. Revenue from these sources should continue to improve in the coming year.

Net revenue by customer location:

Net revenue from Canada increased approximately $0.2 million, from $5.4 million in fiscal 2003 to $5.6 million in fiscal 2004, an increase of 4.5%. Net revenue from the US has decreased approximately $3.7 million, a decrease of 20.6%. Approximately $3.1 of the decline is due to the closure of our New York Agency. The remainder of the decline is due to reductions in business with other US customers in our ongoing operations. Net revenue from Europe in our consumer retail branding has increased approximately $3.4 million during fiscal 2004, an increase of 20.0%. We expect continued growth and improvement from Europe in fiscal 2005.

Our three largest clients in fiscal 2004 accounted for 63% of our net revenue for fiscal 2004, compared to 54% of our net revenue in fiscal 2003. In fiscal 2004, one client accounted for 37% of our net revenue compared to fiscal 2003 when one client accounted for 26% of net revenue.

Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.

Operating expenses increased by 5% to $37.7 million for fiscal 2004 from $35.8 million in fiscal 2003. The primary reasons for the increase in operating expenses, were an increase in salaries and benefits of $0.8 million and an increase in general and administrative expenses of $1.2 million from fiscal 2003. Occupancy costs decreased $0.1 million in fiscal 2004.

Salaries and benefits expenses for fiscal 2004 were $27.7 million, compared to $26.9 million for fiscal 2003, an increase of $0.8 million or 3%. We continue to closely monitor salaries and benefits to ensure that our expected revenue matches our labour costs.

General and administrative expenses for fiscal 2004 were $7.0 million, compared to $5.9 million for the previous year. This represents an increase of $1.1 million, or 20%. Excluding the $0.1 million foreign exchange gain in fiscal 2003 and the $0.4 million foreign exchange expense in fiscal 2004, general and administrative expenses increased $0.6 million in fiscal 2004.

Occupancy costs for fiscal 2004 were $3.0 million, compared to $3.1 million for fiscal 2003, a decrease of 1.6%. We expect our annual occupancy expense going forward to be approximately $2.8 million as we continue to monitor these expenses.

Depreciation expense Depreciation expense for fiscal 2004 and fiscal 2003 was $2.4 million.

Interest expense Interest expense is made up of interest expense and financing costs due to holders of the outstanding debt of the company, and non-cash accreted interest imputed on warrants and debentures. The non-cash accreted interest arose as a result of the amortization of the value assigned to the warrants granted to the debentures issued in fiscal 2004, and the value assigned to the conversion option of the convertible debentures issued in fiscal 2002 and 2003. The interest expense and financing costs for fiscal 2004 was $1.0 million, compared to $2.0 million for fiscal 2003. As detailed in Notes 8, 9 and 10, the Company had obtained debt financing to meet the ongoing cash requirements of the business. The debt was repaid from the proceeds of the public offering detailed in Note 11(b), As a result of the early repayment of the debentures, and the conversion of the remaining convertible debentures, the unamortized warrant value and unamortized conversion value was charged to accreted interest in fiscal 2004.

Details of interest expense and accreted interest imputed on warrants and debentures

During the first quarter of fiscal 2004, we borrowed the amount of $4.5 million, of which $4.0 million was raised by way of secured debentures and $0.5 million by way of unsecured term notes. As a condition of these loans, share purchase warrants to purchase 2,250,000 of our common shares were transferred to the holders of the secured debentures and the unsecured term notes. In addition, 50,000 warrants were transferred to the holder of the $0.5 million promissory note in exchange for the renegotiation of the terms of the note. These 2,300,000 warrants were previously issued to our bankers and were released by the bankers upon the condition that we raise additional funds to further reduce our bank indebtedness.

We used the Black-Scholes option pricing model to arrive at a value for the warrants based on an analysis of the warrant exercise price, time to expiry and the volatility of our common share price. The value assigned to the warrants is amortized over the life of the loan and a corresponding periodic charge is made to interest expense. During the second quarter of fiscal 2004, the loans made by the holders of the warrants were repaid by Envoy and the remaining unamortized value of $2.3 million assigned to the warrants, has been charged to accreted interest imputed on warrants and debentures. Included in interest expense and financing costs is a charge of $0.4 million paid to the holders of the secured debentures for the early repayment of their loans.

Investment earnings Investment earnings for fiscal 2004 was $0.4 million, compared to $nil for fiscal 2003. Investment earnings are the income earned on the amounts invested in cash and cash equivalents. We expect investment earnings of $1.5 million for fiscal 2005.

Loss from discontinued operations As detailed in Note 22 of the consolidated financial statements, Envoy sold its shares of Communique effective January 1st, 2004. The loss of $0.5 million for fiscal 2004 reflects the loss realized as a result of the sale, compared to income of less than $0.1 million for fiscal 2003, earned by Communique during that period.

Gain on Closure of Subsidiaries During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of Hampel after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As Envoy’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of Envoy’s debt obligations to the banks. Consequently, there was not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration. As Envoy has no obligation to pay the creditors of Hampel, the consolidated accounts of Envoy reflect a gain on the shut-down of Hampel. We also successfully terminated the real-estate lease commitments associated with Hampel. The cost associated with the termination of this lease commitment has been fully expensed in the Financial Statements. Further details are provided in Note 15 to the Financial Statements. In the first quarter of fiscal 2003, we ended our technology operations by disposing of Devlin and shutting down Sage.

As a result of the above, we experienced a gain on closure of subsidiaries of $2.5 million in fiscal 2003.

Income taxes In 2004, our effective income tax rate, as a percentage of income before income taxes, goodwill amortization and write-down and discontinued operations, was 6.0% compared to the 2003 rate of 8.7%. Details are provided in Note 2(g) and Note 14 to the Financial Statements.

Goodwill In accordance with the accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. As a result, there was no amortization of goodwill during fiscal 2004 or 2003. At September 30, 2004, Envoy performed an impairment test on the Goodwill and determined that no write-down was required.

Net earnings (loss) Envoy experienced a net loss of ($3.1) million in fiscal 2004, compared to net earnings of $2.5 million in fiscal 2003. We expect net earnings of between $4.7 and $5.2 million for fiscal 2005, after considering the impact of the items discussed above, including the results of Parker Williams.

ANALYSIS OF USE OF PROCEEDS FROM PUBLIC OFFERING

Through public offerings in fiscal 2004, Envoy raised $66.5 million gross proceeds ($60.1 million of net proceeds). In the short form prospectus issued with the public offerings, Envoy indicated that the net proceeds of the offering would be used for general corporate purposes and potential acquisition and investment opportunities that it determined have the potential to create value for Envoy shareholders, and that either complement or provide an opportunity to diversify the current business of Envoy. Envoy retained broad discretion in allocating the net proceeds of the public offering.

	Fiscal 2004	Fiscal 2003	Fiscal 2002
	(in millions)	(in millions)	(in millions)

Net proceeds from public offering	$60.1	$nil	$nil

Net proceeds were used to:
Repay short-term debt	6.9	nil	nil
Redeem outstanding shares	0.8	nil	nil
Repay outstanding long-term debt	5.2	nil	nil
Allocated to investment portfolio	46.7	nil	nil
Other working capital changes	0.5	nil	nil

Total use of proceeds	$60.1	$nil	$nil

As a result of repaying the outstanding debt, Envoy has established financial flexibility and is able to take advantage of acquisition opportunities as they are identified.

COMMITMENTS AND CONTRACTUAL COMMITMENTS

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2004:

		Due in 1 year or	Due between years 2	Due between years 4
	Total	less	and 3	and 5	Due after 5 years
Operating leases	$3,241,328	$893,396	$1,212,861	$906,579	$228,492
Long term debt	658,524	297,294	203,494	157,736	—

Total contractual cash obligations	$3,899,852	$1,190,690	$1,416,355	$1,064,315	$228,492

SUMMARY OF QUARTERLY RESULTS

Fiscal 2004	Q4 2004		Q3 2004		Q2 2004		Q1 2004

Net revenue	$10.1	million	$11.1	million	$10.6	million	$9.0	million

Net earnings (loss):
From continuing operations	($0.3)	million	$1.2	million	($3.1	) million	($0.5	) million
Including discontinued operations	($0.3)	million	$1.2	million	($3.6	) million	($0.5	) million

Net earnings (loss) per share
From continuing operations
Basic	($0.01)		$0.06		($0.26)		($0.06)
Diluted	($0.01)		$0.06		($0.26)		($0.06)
Including discontinued operations
Basic	($0.01)		$0.06		($0.30)		($0.06)
Diluted	($0.01)		$0.06		($0.30)		($0.06)

Fiscal 2003	Q4 2003		Q3 2003		Q2 2003		Q1 2003

Net revenue	$10.3	million	$10.4	million	$8.7	million	$11.5	million

Net earnings (loss):
From continuing operations	$0.8	million	$1.0	million	$1.0	million	($0.6	) million
Including discontinued operations	$0.8	million	$1.0	million	$1.0	million	($0.6	) million

Net earnings (loss) per share
From continuing operations
Basic	$0.17		$0.23		$0.30		($0.13)
Diluted	$0.09		$0.16		$0.29		($0.13)
Including discontinued operations
Basic	$0.15		$0.25		$0.35		($0.15)
Diluted	$0.10		$0.15		$0.30		($0.15)

Net revenue: Net revenue for the three months ended September 30, 2004 was $10.1 million, compared to $10.3 million for the three months ended September 30, 2003. This represents a decrease of $0.2 million or 1.8%.

Operating expenses: Operating expenses for the three months ended September 30, 2004 were $10.2 million, compared to $8.2 million for the three months ended September 30, 2003. This represents an increase of $2.0 million or 24.7%. Salaries expense increased by $1.0 million, occupancy expense by $0.3 million and general and administrative expense by $0.7 million compared to the three months ended September 30, 2003. Excluding the effect of foreign exchange, general and administrative expense, increased by $0.3 million, or 19.7% compared to the same period in fiscal 2003.

Net earnings (loss): As a result of the foregoing factors, Envoy had a net loss of ($0.3) million for the three months ended September 30, 2004, compared to net earnings of $0.8 million for the three months ended September 30, 2003.

LIQUIDITY

In the first quarter of fiscal 2004, Envoy borrowed the amount of $4.5 million, of which $4.0 million was raised by way of secured debentures and $0.5 million by way of unsecured term notes. The loans carried interest at the rate of 10% per annum, had a maturity date of October 31, 2006, and carried warrants entitling the lenders to purchase, on or before April 24, 2008, one Envoy common share for each $2.00 principal amount of the loan at a price of $0.15 per share. These warrants were previously issued to Envoy’s bankers and were released to Envoy as part of its commitment to the bankers to raise additional funds to further reduce its bank indebtedness. Envoy used $3.8 million of the loan proceeds to pay down the bank debt. By February 2004, all of the outstanding warrants had been exercised, resulting in the issuance of 2,300,000 common shares of Envoy.

During fiscal 2004, convertible debentures with a face value of $4.39 million were converted into 29.3 million common shares of Envoy. As at September 30, 2004, the aggregate debt component carrying values of all of Envoy’s convertible debentures was $nil (2003 - $3.2 million).

Through public offerings in the second and third quarters of fiscal 2004, Envoy raised gross proceeds of $66.5 million. Part of the net proceeds was used to reduce the outstanding debt, when this could be negotiated on reasonable terms. The balance of the funds is being used for general corporate purposes, and to fund future acquisitions as they are identified.

As at September 30, 2004, Envoy had working capital of $47.6 million and a cash balance of $4.6 million, compared to September 30, 2003, when it had a working capital deficit of ($1.9) million and a cash balance of $2.0 million. Included in working capital at September 30, 2004 is $36.1 million that has been placed in a portfolio of marketable securities.

Net cash used in operating activities was ($1.4) million for the year ended September 30, 2004 compared to net cash provided by operating activities of $4.3 million for the year ended September 30, 2003. Cash used by the growth in accounts receivable, the reduction in the accounts payable and the net loss during the year, was partially offset by the cash generated from adding back non-cash expenses.

Net cash provided by financing activities was $52.3 million for the year ended September 30, 2004 compared to net cash used in financing activities of ($1.6) million for the year ended September 30, 2003. During fiscal 2004, Envoy issued $4.0 million of secured debentures and $0.5 of unsecured debentures. Envoy also raised share capital of $60.1 million through two separate public offerings during fiscal 2004, and $0.6 million through the exercise of share options and warrants. The proceeds of the public offering were used to repay the secured and unsecured debentures and the short tem bank debt. (See Notes 8, 9 and 11(b) to the Financial Statements) Further analysis on the use of proceeds from the public offerings is provided in the table elsewhere in this MD&A.

Net cash used in investing activities was ($48.1) million for the year ended September 30, 2004 and ($1.0) million for the year ended September 30, 2003. The cash raised in the public offering in fiscal 2004, which was not immediately required for debt repayment, was invested in a portfolio of marketable securities.

CAPITAL RESOURCES

In the first quarter of fiscal 2004, convertible debentures with a face value of $2.4 million were converted into common shares of Envoy. In the second quarter, the remaining convertible debentures with a face value of $2.0 million were converted. As a result, there will be no further interest expense related to the convertible debentures.

At a special meeting of shareholders of Envoy held on January 8, 2004, the shareholders approved an amendment to the articles of Envoy to increase its authorized share capital from 50 million common shares to 200 million common shares.

During fiscal 2004, 29,266,667 common shares of Envoy were issued as a result of the conversion of all outstanding convertible debentures with a face value of $4.4 million. All of the outstanding warrants were exercised, resulting in the issuance of 2,300,000 common shares. Share options exercised resulted in the issuance of 578,336 common shares.

Through a public offering, on February 20, 2004, Envoy issued 26,315,800 units at $1.33 per unit, each unit consisting of one common share and one-half of one transferable common share purchase warrant. On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with the public offering, we issued an additional 3,947,370 units. On May 12th 2004, through a second public equity offering, we issued 25,000,000 units, each unit consisting of one common share and a one-half of one common share purchase warrant. The public share offerings resulted in the issuance of a total of 55,263,170 common shares of Envoy and the issuance of warrants for the purchase of 27,631,585 common shares of Envoy. These warrants have a strike price of $1.80 per common share and expire on February 20, 2009. Net proceeds of $60.1 million were raised by the public offerings. During the second quarter of fiscal 2004, we successfully negotiated with our lenders and retired substantially all outstanding loan indebtedness. The balance of the funds raised will be used for general corporate purposes and for potential acquisition and investment opportunities that we determine have potential to create value for our shareholders and either complement, or provide an opportunity to diversify, our current business.

During fiscal 2004, pursuant to a normal course issuer bid, Envoy repurchased and cancelled 1,372,200 common shares at a cash cost of $796,851 plus expenses.

After the exercise of the warrants and the options, the conversion of the convertible debentures the issuance of common shares through the public equity offerings, and the purchase for cancellation of shares through the normal course issuer bid, there were 117,083,000 common shares of Envoy outstanding at September 30, 2004, compared to 31,047,027 common shares of Envoy outstanding at September 30, 2003. After giving effect to the share consolidation, there were 23,416,600 common shares outstanding at September 30, 2004, compared to 6,209,405 outstanding at September 30, 2003.

As a result of the above, we expect that our interest and financing costs for 2005 fiscal year will be less than $0.1 million. There will be no further expense related to the accretion of interest imputed on debentures.

On May 25th, 2004, Envoy granted 1,875,000 options to senior employees and directors. The options vest over periods varying from one year to three years, have an expiry date of May 24th, 2009 and an exercise price of $0.80 per share. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed to salaries expense over the vesting period of the options.

TRANSACTIONS WITH RELATED PARTIES

In October and November 2002 Envoy sold Devlin and shut down Sage. (see Note 16).

During fiscal 2003, relatives of the CEO loaned Envoy $225,000 of which $150,000 was outstanding at September 30, 2003. The loan bore an interest rate of 10% per annum and was repayable on demand. During fiscal 2004, the loan was repaid in full.

During fiscal 2003, relatives of a director loaned Envoy $75,000 which was repaid prior to year end. The loan bore an interest rate of 10% per annum and was repayable on demand.

During fiscal 2003, relatives of the CEO and a director were part of the group that loaned Envoy $2.0 million by way of convertible debentures. In total, these relatives loaned Envoy $1,850,000, of which $1,070,000 was outstanding at September 30, 2003.

During fiscal 2004, all the debentures were converted into common shares, as described in Note 9.

During fiscal 2004, Envoy paid one of its directors $266,100 (2003 - $312,589; 2002 - $265,936) for legal services.

During fiscal 2004, certain executives of Envoy loaned Envoy an amount of $100,000 and a relative of a director loaned Envoy an amount of $150,000. These loans bore an interest rate of 10% per annum and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these loans were repaid.

At January 1, 2004, Envoy sold the operations of Communique Incentives Inc to an executive of the subsidiary (see Note 22).

At September 30, 2004, Envoy purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own (see Note 19(b)).

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used by Envoy in preparing its consolidated financial statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepares a reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the Financial Statements.

Inherent in the application of some of those policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the financial statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Goodwill Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. Envoy assesses the recoverability of the carrying value of its goodwill on an annual basis. As part of the evaluation, Envoy considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in a permanent impairment of goodwill.

Goodwill is considered to be impaired if the future anticipated undiscounted operating cash flows from the acquired businesses are less than the carrying value of the goodwill. These cash flow projections require management to make certain assumptions regarding future revenue and expenses. When impairment is determined, the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows.

Income Taxes Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

Impact of Recently Issued Canadian Accounting Standards

Stock - Based Compensation and Other Stock-based Payments

In accordance with the requirements of the CICA Handbook, effective October 1, 2002, Envoy adopted the new standards of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The standard requires either the recognition of a compensation expense for grants of stock, stock options and other equity instruments to employees, based on the estimated fair value of the instrument at the grant date or, alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. For fiscal 2003 Envoy has adopted the elected to record as an expense, only amounts given to directors and other non-employees as compensation for work performed beyond the normal duties of the position and to disclose pro forma net earnings and earnings per share data. (See Note 11 to the Financial Statements) With effect from fiscal 2004, Envoy has adopted the revisions to section 3870, and that requires the use of the fair value method for all stock-based compensation transactions.

Goodwill

In accordance with the new accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. Transition rules in effect for fiscal 2002 had allowed for the amortization of goodwill on businesses acquired before July 1, 2001.

Discontinued operations

In accordance with the new accounting standards outlined in section 3475 of the CICA Handbook, the results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss, for both current and prior periods.

RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to offer our clients services on an international scale, and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America and in the United Kingdom.

Interest rate risk Envoy’s debt under its lending facilities is described in Note 8 to the Financial Statements. During fiscal 2004, Envoy repaid much of the debt that had been outstanding during previous years, including the bank credit facility that had carried a variable interest rate based on the prime rate. At September 30, 2004, Envoy has minimal exposure to changes in the interest rate.

Foreign currency risk Envoy is subject to currency risk through its activities in the United States and in the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk, although the use of these instruments is currently being considered.

Key personnel Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy. To reduce the risk of losing valued employees, Envoy strives to maintain a positive work environment that values the contributions of its employees.

Credit risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30, 2004, Envoy had one customer, who represented 15% of accounts receivable and one customer who represented 8% of accounts receivable as at September 30, 2003.

Forward Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

OTHER INFORMATION

Share Consolidation (Reverse stock split)

On April 1, 2004, we received written notification from The Nasdaq SmallCap Market (“NASDAQ”) that our common shares had closed below the minimum US$1.00 per share requirement for continued listing under NASDAQ Marketplace Rule 4310(c)(4) (the “Rule”). Consequently, we were provided 180 calendar days, or until September 28, 2004, to regain compliance. Since we did not regain compliance with the Rule by September 28, 2004, but otherwise met NASDAQ’s initial listing criteria, NASDAQ notified us that we had been granted an additional 180 calendar day compliance period. If we have not regained compliance within the second 180 day compliance period, but otherwise satisfy the initial listing criteria, we may be afforded an additional compliance period, up to our next shareholder meeting, provided we commit to NASDAQ to seek shareholder approval for a consolidation (reverse split) of our common shares at or before our next shareholder meeting and promptly thereafter effect the consolidation (reverse split). If we do not regain compliance with the Rule and are not eligible for an additional compliance period, NASDAQ will provide notification that our common shares will be delisted.

At a special meeting held on August 14, 2003, our shareholders passed a special resolution authorizing a consolidation (reverse split) of the common shares on a basis to be determined by our Board of Directors, such consolidation not to exceed one new common share for each ten common shares issued and outstanding. On January 21, 2005, Envoy announced that its board of directors has approved the filing of Articles of Amendment to consolidate its common shares on the basis of one new common share for every five common shares currently outstanding. The share consolidation (reverse stock split) affected all common shares, warrants and stock options of Envoy that were currently outstanding. Any fractional shares resulting from this consolidation (reverse stock split) will be adjusted to the nearest full common share. The number of Envoy common shares outstanding prior to consolidation is 112,539,318 and post consolidation is expected to be approximately 22,507,864.

Envoy’s board of directors made the decision to effect the stock consolidation (reverse stock split) immediately in order to allow Envoy sufficient time to comply with the Rule. The common shares commenced trading on a consolidated basis on the Toronto Stock Exchange and the NASDAQ Stock Market on February 10, 2005.

Amendment to terms of warrants

At a meeting held on June 25, 2004, the holders of the warrants (the “First Warrantholders”) issued pursuant to the warrant indenture (the “First Warrant Indenture”) between Envoy and Computershare Trust Company of Canada (“Computershare”) dated February 20, 2004, approved the replacement of the warrant indenture (the “Second Warrant Indenture”) between Envoy and Computershare dated May 12, 2004 by the First Warrant Indenture as the instrument governing the terms of the warrants issued pursuant to the Second Warrant Indenture.

Increase in authorized share capital

At a special meeting of shareholders Envoy held on January 8, 2004, the shareholders approved an amendment to the Articles of Envoy to increase its authorized share capital from 50 million common shares to 200 million common shares.

At September 30, 2004, there were 117,083,200 common shares of Envoy issued, compared to 31,047,027 issued at September 30, 2003. Giving effect to the share consolidation (reverse stock split) detailed above, the common shares issued at September 30, 2004 and at September 30, 2003 would be 23,416,600 and 6,209,405 respectively.

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Envoy Communications
Group Inc.
Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2004,
2003 and 2002

Contents

Auditors’ Report - BDO Dunwoody LLP	2

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences	3

Auditors’ Report – KPMG LLP	4

Financial Statements

Consolidated Balance Sheets	5

Consolidated Statements of Operations	6

Consolidated Statements of Retained Earnings (Deficit)	7

Consolidated Statements of Cash Flows	8-9

Notes to Consolidated Financial Statements	10-43

Auditors’ Report

To the Shareholders of Envoy Communications Group Inc.

We have audited the consolidated balance sheets of Envoy Communications Group Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP
Chartered Accountants

Toronto, Ontario
December 3, 2004 (except as to Note 23(b), which is as of February 10, 2005)

Comments by Auditor for U.S. Readers
On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2 (e), 2 (h) and 2 (m) of the financial statements. Our report to the Shareholders dated December 3, 2004, (except as to Note 23(b), which is as of February 10, 2005). is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
December 3, 2004 (except as to Note 23(b), which is as of February 10, 2005)

Auditors’ Report

To the Shareholders of Envoy Communications Group Inc.

We have audited the consolidated statement of operations, retained earnings (deficit) and cash flows of Envoy Communications Group Inc. for the year ended September 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and the cash flows of the Company for the year ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP
Chartered Accountants
Toronto, Ontario
January 9, 2003, (except as to note 24(d) which is as of February 2, 2004 and note 22 which is as of February 10, 2005)

Envoy Communications Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

September 30	2004	2003

Assets

Current
Cash	$4,643,263	$2,010,737
Investments (Note 3)	36,144,879	—
Accounts receivable (Note 4)	15,909,652	13,623,131
Future income taxes (Note 14)	1,500,000	498,172
Prepaid expenses	1,060,970	842,605
Discontinued operations (Note 22)	—	1,869,320

	59,258,764	18,843,965

Investments (Note 3)	10,285,563	—
Capital assets (Note 5 & Note 21)	5,229,232	5,815,227
Goodwill (Note 7 & Note 21)	10,216,101	10,059,178
Other assets	208,069	39,271
Future income taxes (Note 14)	3,681,798	2,668,224
Discontinued operations (Note 22)	—	540,898

	$88,879,527	$37,966,763

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$8,682,417	$10,364,168
Income taxes payable	485,217	322,244
Deferred revenue	2,051,197	1,195,515
Amounts collected in excess of pass-through costs incurred	110,673	—
Bank credit facility and current portion of long-term debt (Note 8)	297,294	6,857,953
Discontinued operations (Note 22)	—	1,964,011

	11,626,798	20,703,891

Long-term debt (Note 8)	361,230	4,566,962
Long-term portion of restructuring costs (Note 18)	—	337,407

	11,988,028	25,608,260

Shareholders’ equity
Share capital (Note 11)	117,447,261	55,988,817
Contributed surplus (Note 12)	726,554	146,706
Warrants (Note 11)	6,542,456	—
Convertible debentures (Note 9)	—	1,673,408
Deficit	(48,344,277)	(45,237,473)
Stock based compensation (Note 11)	445,641	23,268
Cumulative translation adjustment	73,864	(236,223)

	76,891,499	12,358,503

	$88,879,527	$37,966,763

On behalf of the Board:
(signed)	(signed)
Geoffrey B. Genovese,	John H. Bailey,
Director	Director

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

For the years ended September 30	2004	2003	2002

Net revenue	$40,802,790	$40,853,283	$56,896,689

Operating expenses:
Salaries and benefits (Note 11)	27,672,600	26,858,508	43,480,392
General and administrative (Note 15)	7,041,213	5,889,962	11,355,246
Occupancy costs	3,012,394	3,060,590	4,622,425

	37,726,207	35,809,060	59,458,063

Depreciation	2,425,912	2,370,934	2,814,168

Investment earnings (Note 3)	(406,683)	—	—

Accreted interest imputed on warrants and debentures (Note 10)	2,552,991	718,321	133,870

Interest expense and financing costs (Note 10)	995,601	1,989,366	1,069,823

	43,294,028	40,887,681	63,475,924

Loss before unusual items, restructuring costs, gain on disposal of subsidiaries, income taxes, goodwill amortization and write-down and discontinued operations	(2,491,238)	(34,398)	(6,579,235)

Unusual items (expense) (Note 17)	—	—	(750,648)

Restructuring costs recovery (expense) (Note 18)	—	267,212	(10,829,328)

Gain on disposal of subsidiaries (Notes 15 & 16)	—	2,499,604	—

(Loss) income before income taxes, goodwill amortization and write-down and discontinued operations	(2,491,238)	2,732,418	(18,159,211)

Income tax expense (recovery) (Note 14)	150,424	238,404	(4,911,772)

(Loss) income before goodwill amortization and write-down and discontinued operations	(2,641,662)	2,494,014	(13,247,439)

Goodwill amortization, net of income tax recovery of $nil (2003 - $nil; 2002 - $24,000)	—	—	(2,187,509)

Write-down of goodwill (Note 7)	—	—	(37,934,711)

(Loss) income from continuing operations	(2,641,662)	2,494,014	(53,369,659)

(Loss) income from discontinued operations, net of income taxes (Note 22)	(465,142)	44,748	(9,776)

Net (loss) earnings	$(3,106,804)	$2,538,762	$(53,379,435)

Net (loss) earnings per share (Note 13)
Basic	$(0.18)	$0.59	$(12.71)
Diluted	$(0.18)	$0.43	$(12.71)

Weighted average number of common shares outstanding	17,062,152	4,334,813	4,199,679

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Expressed in Canadian dollars)

For the years ended September 30	2004	2003	2002

Retained earnings (deficit), beginning of year	$(45,237,473)	$(47,776,235)	$5,603,200

Net (loss) earnings	(3,106,804)	2,538,762	(53,379,435)

Deficit, end of year	$(48,344,277)	$(45,237,473)	$(47,776,235)

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended September 30	2004	2003	2002

Cash flows from operating activities:
Net (loss) earnings from continuing operations	$(2,641,662)	$2,494,014	$(53,369,659)

Items not involving cash:
Future income taxes (recovery)	(334,016)	143,828	(1,875,536)
Depreciation	2,425,912	2,370,934	2,814,168
Goodwill amortization	—	—	2,211,509
Write-down of goodwill	—	—	37,934,711
Amortization of deferred financing charges	21,110	108,996	96,263
Write-down of deferred financing charges	—	—	750,648
Convertible debentures accretion	126,273	718,321	133,870
Debentures and term notes accretion	2,426,718	—	—
Stock based compensation	200,117	23,268	—
Gain on disposal of subsidiaries	—	(2,499,604)	—
Recognition of cumulative translation on closure of Hampel Stefanides (Note 15)	—	(841,081)	—
Write-down of capital assets	—	356,865	3,481,105
Other	—	—	52,500
Net change in non-cash working capital balances:
Accounts receivable	(2,286,521)	(504,824)	5,914,419
Prepaid expenses	(218,365)	(141,282)	340,263
Accounts payable and accrued liabilities	(1,681,751)	92,707	(17,461,721)
Income taxes payable/recoverable	162,973	2,863,177	(2,563,080)
Deferred revenue	855,682	(63,917)	1,672,829
Amounts collected in excess of pass-through costs incurred	110,673	76,591	(547,439)
Long-term restructuring costs	(337,407)	(454,868)	792,275
Other	(197,802)	(279,046)	(94,129)
Discontinued operations	(18,935)	(138,406)	(115,546)

Net cash provided by (used in) operating activities	(1,387,001)	4,325,673	(19,832,550)

Cash flows from financing activities:
Long-term debt borrowings	4,500,000	1,079,441	1,580,459
Long-term debt repayments	(5,150,000)	(4,835,314)	(2,539,248)
Short-term debt repayments	(6,885,125)	—	—
Issuance of common shares, net of share issue costs	60,670,009	109,084	—
Issuance of convertible debentures	—	2,000,000	3,800,000
Redemption of common shares	(816,549)	—	(628,083)

Net cash provided by (used in) financing activities	52,318,335	(1,646,789)	2,213,128

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

For the years ended September 30	2004	2003	2002

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired of $nil (2003 - $nil; 2002 - $nil)	—	(104,137)	(2,075,929)
Purchase of capital assets	(1,729,638)	(1,110,717)	(1,789,205)
Proceeds on sale of capital assets	—	176,106	—
Investments	(46,382,502)	—	—

Net cash used in investing activities	(48,112,140)	(1,038,748)	(3,865,134)

Change in cash balance due to foreign exchange	(186,668)	74,585	297,978

Net change in cash	2,632,526	1,714,721	(21,186,578)

Cash, beginning of year	2,010,737	296,016	21,482,594

Cash, end of year	4,643,263	2,010,737	296,016

Supplemental cash flow information:
Interest paid	$993,634	$1,977,822	$643,199
Income taxes paid	742,443	45,800	496,122

Supplemental disclosure of non-cash transactions:
Conversion of debentures	4,200,284	1,540,343	—
Shares issued for non-cash consideration	—	—	265,500
Capital assets acquired under capital leases	56,163	—	820,424

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

1.	Nature of Business

The Company, continued under the Business Corporations Act (Ontario), has operations in the United States, the United Kingdom and Canada and provides marketing, consumer and retail branding services.

Basis of Presentation

	(a)	The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 24.

	(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2004.

	(c)	The comparative figures have been restated as a result of the discontinued operations described in Note 22.

2.	Significant Accounting Policies

	(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Significant subsidiaries as at September 30, 2004 and 2003 and 2002 are as follows:

	2004	2003	2002	Jurisdiction of
Company	% ownership	% ownership	% ownership	incorporation

Watt International Inc.	100	100	100	Ontario
Watt Gilchrist Limited	100	100	100	United Kingdom
John Street Inc.	100	70	70	Ontario

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

2.	Significant Accounting Policies (continued)

	(c)	Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Computer equipment and software	Declining balance	30% - 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of leases
Equipment under capital leases	Straight line	3 - 5 years
Audio visual equipment	Straight line	2 - 5 years

(d)	Revenue Recognition

The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:

(i) deferred revenue representing only fees billed and collected in advance of such fees being earned; and

(ii) the reimbursable pass-through costs which are included in unbilled accounts receivable; and

(iii) the amount collected in excess of pass-through costs incurred; and

(iv) work in process represents costs incurred on projects for which revenue has not yet been recognized for accounting purposes.

Included in work in process are charges for staff time at standard cost and third party charges. The standard cost rate provides for the recovery of actual labour and overhead costs incurred. The third party charges are for actual costs related to outsourced goods and services for specific projects

Net revenue represents the Company’s compensation for its agency and non-agency services and is recognized only when collection of such net revenue is probable. Agency services are those that require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The reimbursement of pass-through costs are not included in net revenue. The Company’s agency and non-agency projects are short-term in nature.

Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

2.	Significant Accounting Policies (continued)

When the Company’s compensation for its agency services is based on commissions, net revenue is comprised of: (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either rateably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement; and (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of the Company’s services and acceptance by the client, being the time at which the Company has no further substantial obligations with respect thereto.

When the Company’s compensation for its agency services is fee-based, net revenue is comprised of non-refundable monthly agency fees, which are recognized in the month earned.

Pass-through costs related to production are accrued and recorded in accounts receivable, as unbilled reimbursable costs, at the time the third party suppliers render their services. Pass-through costs related to media are accrued at the time the advertisement appears or is broadcast.

	(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Effective October 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3062 “Goodwill and Other Intangible Assets”. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment based on the fair value of the Company’s reporting units on adoption of the standard and at least annually thereafter.

The Company uses a two-step impairment test on an annual basis, or when significant business changes have occurred that may have had an adverse impact on the fair value of the goodwill. To determine whether impairment has occurred, the fair value of the reporting unit is compared to its carrying amounts, including goodwill. When the fair value is in excess of its carrying amount, the goodwill is not considered to be impaired, and the second step of the impairment test is not necessary. When the carrying amount of the reporting unit as determined in the first step exceeds the fair value, then the fair value of the goodwill is determined in the same manner as followed on a business combination. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. An impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds its fair value. It is not reversed in the event that the fair value subsequently increases.

	(f)	Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries, all of which are self-sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders’ equity as Cumulative Translation Adjustment.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

2.	Significant Accounting Policies (continued)

In respect of the Company’s and its subsidiaries’ foreign currency transactions, at the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year.

	(g)	Income Taxes

The Company accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

	(h)	Stock-based Compensation

For fiscal 2003, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants (“CICA”) handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. These standards require that direct awards of stock or liabilities incurred, or other compensation arrangements that are based on the price of common stock, be measured at fair value at each reporting date, with the change in fair value reported in the Statement of Operations. These standards encourage, but do not require, the use of the fair value method for all other types of employees stock-based compensation plans. The Company did not use the fair value method to account for employees stock based compensation plans, but disclosed pro-forma information for options granted in fiscal 2003 (See note 11).

Effective October 1, 2003, the Company adopted the revisions to section 3870 that required the use of the fair value method for all stock-based compensation transactions. The Company, as permitted by section 3870, has adopted the change prospectively for options granted on or after October 1, 2003.

	(i)	Earnings per Share

The Company uses the provisions of “CICA” Handbook section 3500, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants under the treasury stock method and potential shares issuable upon conversion of convertible debt using the if converted method.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

2.	Significant Accounting Policies (continued)

	(j)	Business Combinations

The Company uses the provisions of the CICA Handbook section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.

	(k)	Investments

The Company uses the provisions of the CICA Handbook section 3010, “Temporary Investments”, and section 3050 “Long-term investments”. Investments are classified as short term or long term based on managements intended holding period. Investments are classified as current assets only if capable of reasonably prompt liquidation, and include temporary holdings of marketable securities. The short term investment basket is carried at the lower of carrying value or market value of the basket at the balance sheet date. Investments are classified as long term assets where management has indicated a long term intended holding period. The long term basket is carried at carrying value and is written down to market price if there has been a decline in value that is not considered to be temporary. Once a write-down has been made of the short term or the long term basket, it is not reversed in the event of a subsequent increase in value. For the purposes of calculating a gain or loss on the sale of an investment, the cost of the investment sold is calculated on the basis of the average carrying value.

	(l)	Impairment of long-lived assets

New CICA Handbook Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standards, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

	(m)	Discontinued operations

Effective May 1, 2003, the Company uses the provisions of the CICA Handbook section 3475, “Disposal of long-lived assets and discontinued operations”. The results of operations of a business that has either been disposed of, or is held for sale, is reported as discontinued operations if the operations and cash flows of the component have been (or will be) eliminated from the Companies ongoing operations, and the Company will not have any significant continuing involvement in the operations of the component after the disposal transaction. The results of discontinued operations, less applicable taxes are reported as a separate element of income or loss before extraordinary items for both current and prior periods.

For businesses that were disposed of prior to the adoption of these new standards, the Company includes the results of their operations in the comparative financial results.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

3.	Investments

	2004	2003

Short term Cost	$36,144,879	$—
Long term Cost	10,285,563	—

	$46,430,442	$—

The net proceeds from the public offering described in Note 11 have been placed in a portfolio managed by an external adviser, and will be drawn to fund acquisitions and business operations as required. The portfolio is invested in marketable securities, including discount notes, fixed income securities and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at September 30, 2004 of the individual financial instruments.

The fair value of the short term and long term investments at September 30, 2004 was $36,183,729 and $10,421,139, (2003 - $nil and $nil), respectively. The investment portfolio earned $406,683 during fiscal 2004 (2003 and 2002 - $nil), after deducting portfolio management and custody fees.

4.	Accounts receivable

	2004	2003

Trade receivables	$7,603,821	$7,034,344
Accrued revenue	7,466,778	4,317,799
Work in process	839,053	2,270,988

	$15,909,652	$13,623,131

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

5.	Capital assets

		Accumulated	Net book
2004	Cost	depreciation	value

Computer equipment and software	$11,049,939	$8,532,312	$2,517,627
Furniture and equipment	502,402	374,816	127,586
Leasehold improvements	4,174,973	1,893,191	2,281,782
Equipment under capital leases	1,161,052	864,826	296,226
Audio visual equipment	6,679	668	6,011

	$16,895,045	$11,665,813	$5,229,232

		Accumulated	Net book
2003	Cost	depreciation	value

Computer equipment and software	$9,713,529	$7,425,741	$2,287,788
Furniture and equipment	414,626	290,016	124,610
Leasehold improvements	3,985,247	1,485,008	2,500,239
Equipment under capital leases	1,741,118	838,528	902,590

	$15,854,520	$10,039,293	$5,815,227

6.	Related party transactions

In October and November 2002 the Company sold the operations of Devlin Multimedia Inc. (“Devlin”) and Sage to certain executives of the respective subsidiaries (see Note 16).

During fiscal 2003, relatives of the Chief Executive Officer loaned the Company $225,000 of which $150,000 was outstanding at September 30, 2003. The loan bore an interest rate of 10% per annum and was repayable on demand. During fiscal 2004, the loan was repaid in full.

During fiscal 2003, relatives of a director loaned the Company $75,000 which was repaid prior to year end. The loan bore an interest rate of 10% per annum, and was repayable on demand.

During fiscal 2003, relatives of the Chief Executive Officer and a director were part of the group that loaned the Company $2.0 million of convertible debentures. In total, these relatives loaned the Company $1,850,000, of which $1,070,000 was outstanding at September 30, 2003. During fiscal 2004 all the debentures were converted into additional shares, as described in Note 9.

During fiscal 2004, the Company paid one of its directors $266,100 (2003 - $312,589; 2002 - $265,936) for legal services.

During fiscal 2004, certain executives of the Company loaned the Company an amount of $100,000, and a relative of a director loaned the Company an amount of $150,000. These debentures bore an interest rate of 10% per annum, and included warrants to purchase a total of 125,000 shares at $0.15 per share. During fiscal 2004, these debentures were repaid.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

6.	Related party transactions (continued)

At January 1, 2004, the Company sold the operations of Communique Incentives Inc to an executive of the subsidiary (see Note 22).

At September 30, 2004, the Company purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own (see Note 19(b)).

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

7.	Goodwill

The changes in the carrying amount of goodwill for the year ended September 30 were as follows:

	2004	2003

Goodwill – beginning of year	$10,059,178	$11,314,283
Discontinued operations	—	(466,607)

Goodwill – beginning of year, adjusted	10,059,178	10,847,676
Additions	—	104,137
Increase (decrease)charged to cumulative translation adjustment	156,923	(892,635)

Goodwill, end of year	$10,216,101	$10,059,178

In 2002, the Company performed assessments of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed because a number of factors indicated that an impairment had arisen commencing in the period ending March 31, 2002. The main indicators of impairment were significant negative industry and economic trends impacting both current operating results and expected future growth rates and loss of significant clients. Based on these factors, the Company concluded that significant permanent impairment existed with respect to the Company’s goodwill and other assets, which primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel Stefanides.

In quantifying the impairment charge, the Company compared the expected future undiscounted cash flows of each acquisition, to the respective carrying value of the assets of the business, including assigned goodwill. The cash flow periods used ranged between 5 and 25 years, consistent with the remaining goodwill amortization period.

As a result of the review, the Company determined that the carrying values of certain acquired businesses were not fully recoverable. Accordingly, the Company recorded two write-downs: $28,426,266 in the second quarter of 2002 and $9,508,445 in the fourth quarter of 2002 based on the amount by which the goodwill exceeded the expected future undiscounted cash flows of the respective operation.

At September 30, 2004 and 2003 respectively, the Company assessed the carrying values of Goodwill and concluded that no further write-down was required.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

8.	Bank credit facility and long-term debt

	2004	2003

Bank credit facility (a)	$—	$6,115,746
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,666 principal and interest	403,676	481,297
Loan payable to landlord, 10.0% per annum, due March 1, 2010, repayable in monthly instalments of $3,956 principal and interest	—	227,556
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest	25,389	31,479
Loan payable to landlord, 8.0% per annum, due April 1, 2010, repayable in monthly instalments of $561 principal and interest	—	34,488
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004	18,101	86,295
Capital leases, 8.6% to 14% over the lease period, repayable in monthly instalments of $36,273 principal and interest, due between January 2005 and January 2006	211,358	566,788
Promissory note, 10% per annum, due on demand	—	150,000
Promissory note, 10% per annum, due on September 30, 2006 (b)	—	500,000
Convertible debentures (Note 9)	—	3,231,266

	658,524	11,424,915

Less current portion	297,294	6,857,953

	$361,230	$4,566,962

(a)	In the first quarter of fiscal 2004, the Company reduced its demand operating facility from $7,000,000 to $3,000,000, using $3,800,000 of the proceeds from debentures that were issued on October 31, 2003, and another $200,000 drawn from working capital. Warrants, (the “Bank Warrants”) to purchase 2,300,000 of the Company’s common shares were released by the bankers upon the condition that Envoy raise additional funds to further reduce its bank indebtedness.

In the second quarter of fiscal 2004, with the proceeds raised in a public offering, the Company paid off the remaining balance outstanding and cancelled the demand operating facility. See note 11(b) for details of the public offering.

(b)	In September 2003, the holder of the $500,000 promissory note agreed to postpone the maturity date of the promissory note from June 30, 2003 to September 30, 2006 and to reduce the rate of interest from 15% to 10% per annum. In consideration of the foregoing, in the first quarter of fiscal 2004, share purchase warrants to purchase, on or before April 24, 2008, 50,000 of the Company’s common shares at an exercise price of $0.15 per share were transferred to the holder of the promissory note.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

8. Bank credit facility and other debt (continued)

(c)	On October 31, 2003, the Company borrowed the amount of $4,500,000, of which $4,000,000 was raised by way of secured debentures and $500,000 by way of unsecured term notes. These loans carried interest at the rate of 10% per annum and had a maturity date of October 31, 2006.

As a condition to the making of these loans, share purchase warrants to purchase 2,250,000 of the Company’s common shares, on or before April 24, 2008, at an exercise price of $0.15 per share were transferred to the holders of the secured debentures and the unsecured term notes. These warrants were part of the 2,300,000 warrants described in (a).

The secured debentures and unsecured term notes were bifurcated into a debt component, representing a yield to maturity of 36.1% per annum over the three-year life, and an equity component with proceeds allocated $2,073,281 to long-term debt and $2,426,719 to warrants in shareholders’ equity.

As a result of the additional cash raised from the public offering in the second quarter of fiscal 2004, the Company reached an agreement with the holders of the secured debentures and unsecured term notes, resulting in the early repayment thereof during the second quarter of fiscal 2004.

9. Convertible debentures

In April 2003, as part of the renegotiation of the debt facility existing at that time, the Company amended the terms of the debentures issued on April 29, 2002 and September 12, 2002 as follows: the early repayment terms on the debentures were deferred to April 24, 2005; the debentures became repayable in cash on maturity on April 24, 2008; both debentures were then convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures were cancelled.

On April 24, 2003, the Company issued $2,000,000 in 10% convertible debentures as part of the refinancing plan, which had a maturity date of April 24, 2008. These debentures were convertible into common shares at a price of $0.15 each for a total of 13,333,333 common shares. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 24, 2005 at the issue price plus accrued and unpaid interest.

The debentures were bifurcated into a debt component, representing a yield to maturity of 25.6% per annum over the five-year life, and an equity component with proceeds allocated $1,465,929 to long-term debt and $534,071 to shareholders’ equity. That portion of offering expenses, related to the debt component being $120,906 was recorded as deferred financing fees which were included in prepaid expenses, with the remaining $44,049 applied to reduce the equity component.

During fiscal 2003, convertible debentures with a face value of $1,410,000 were converted into 9,400,000 common shares of the Company.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

9. Convertible debentures (continued)

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures with a maturity date of April 29, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 2,500,000 units of the Company at a conversion price of $0.72 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company.

Each purchase warrant entitled the holder to purchase one common share (2,500,000 common shares in aggregate) within the earlier of (a) 12 months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.90 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 29, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before April 29, 2004, the Company was required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures were secured by a charge over the Company’s assets and undertakings, subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures were bifurcated into a debt component, representing a yield to maturity of 25.4% per annum over the five-year life, and an equity component with proceeds allocated as $1,017,770 to long-term debt and $782,230 to shareholders’ equity. That portion of offering expenses related to the debt component, being $60,857 was recorded as deferred financing fees and were included in prepaid expenses, with the remaining $46,565 applied to reduce the equity component.

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures with a maturity date of September 12, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 5,882,353 units of the Company at a conversion price of $0.34 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitled the holder to purchase one common share (5,882,353 common shares in aggregate) within the earlier of (a) twelve months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.34 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after September 12, 2005 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before September 12, 2005, the Company was required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures were secured by a charge over the Company’s assets and undertakings, subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures were bifurcated into a debt component, representing a yield to maturity of 31.5% per annum over the five-year life, and an equity component with proceeds allocated as $931,858 to long-term debt and $1,068,142 to shareholders’ equity. That portion of the offering expenses related to the debt component, being $72,365, was recorded as deferred financing fees and included in prepaid expenses, with the remaining $82,948 applied to reduce the equity component.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

9. Convertible debentures (continued)

In the first quarter of fiscal 2004, convertible debentures with a face value of $2,420,000 were converted into 16,133,334 common shares. During the second quarter of fiscal 2004, the remaining convertible debentures, with a face value of $1,970,000, were converted into an additional 13,133,333 common shares.

As at September 30, 2004, the aggregate debt component carrying values of all of the Company’s convertible debentures was $nil (2003 - $3,231,266).

10. Interest and financing costs

Interest and financing costs were charged to expense during the year for the following:

	2004	2003	2002
Cash interest paid on credit facility, landlord loans and capital leases	$354,781	$912,255	$592,974

Financing fees on credit facility	100,451	311,053	179,386

Negotiation fee for early repayment of debt (Note 8)	435,000	—	—

Accrued financing fee charges on credit facility	—	179,685	200,000

Accrued interest on debentures	—	101,522	38,333

Cash interest paid on convertible debentures and amortization of debenture issue costs	105,369	484,851	59,130

	995,601	1,989,366	1,069,823

Accreted interest imputed on warrants and debentures	2,552,991	718,321	133,870

Total interest and financing costs	$3,548,592	$2,707,687	$1,203,693

Envoy assigned a value to the bank warrants using the Black-Scholes option pricing model, based on an analysis of the warrant exercise price, time to expiry and the volatility of the price of Envoy’s common shares. The Black-Scholes option pricing model indicated that the value of the bank warrants was $2,426,719. As indicated in Note 8, the loans made by the holders of the secured debentures and the unsecured term notes were repaid during the second quarter of fiscal 2004 and, as a result, the remaining unamortized value assigned to the bank warrants was charged to interest expense in the second quarter of fiscal 2004.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital

(a) Authorized :
200,000,000 common shares without par value
(2003 — 50,000,000; 2002 — 50,000,000)

          Issued:

	2004		2003		2002
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Balance, beginning of year before reverse stock split	31,047,027	$55,988,817	21,258,693	$54,339,390	21,192,719	$54,883,305

Common shares issued pursuant to:

Conversion of convertible debentures (Note 9)	29,266,667	4,841,439	9,400,000	1,540,343	—	—

Stock options exercised	578,336	224,852	388,334	109,084	—	—

Warrants on new debentures (Note 8)	2,300,000	2,771,719	—	—	—	—

Public Offering (b)	55,263,170	55,016,831	—	—	—	—

Acquisitions	—	—	—	—	150,000	213,000

Repurchase of shares pursuant to share issuer bid (c)	(1,372,200)	(1,396,397)	—	—	(299,400)	(774,789)

Shares issued to settle liability with landlord (Note 18)	—	—	—	—	250,000	52,500

	117,083,000	$117,447,261	31,047,027	$55,988,817	21,293,319	54,374,016
Shares to be issued in respect of contingent consideration	—	—	—	—	(34,626)	(34,626)

Balance, before reverse split	117,083,000	$117,447,261	31,047,027	$55,988,817	21,258,693	$54,339,390

Reverse stock split (Note 23(b))	(93,666,400)	—	(24,837,622)	—	(17,006,954)	—

Balance, end of year	23,416,600	$117,447,261	6,209,405	$55,988,817	4,251,739	$54,339,390

At a special meeting of shareholders held on January 8, 2004, the shareholders approved an amendment to the articles of the Company to increase its authorized share capital from 50,000,000 common shares to 200,000,000 common shares.

As described in the Note 23(b), the Company completed a 5 for 1 reverse stock split. As a result, the 117,083,000 common shares that were outstanding at September 30, 2004 (2003 - 31,047,027, 2002 - 21,258,693), are being consolidated into 23,416,600 common shares of the Company (2003 - 6,209,405, 2002 - 4,251,739).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital (continued)

     (b) Public Offering

Through a public offering, on February 20, 2004, Envoy issued 26,315,800 units (the “First Units”) at 1.33 per First Unit, each First Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. On March 3, 2004, pursuant to the exercise of the over-allotment option issued in connection with Envoy’s offering of the First Units, Envoy issued an additional 3,947,370 First Units. The total number of First Units issued by Envoy to the public was 30,263,170, with total gross proceeds of $40,250,016. As previously stated, part of the proceeds were used to retire substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities.

Through a second public offering, on May 12, 2004, Envoy issued 25,000,000 units (the “Second Units”) at $1.05 per Second Unit, each Second Unit consisting of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $1.80 per common share for a period ending February 20, 2009. The total gross proceeds from the offering was $26,250,000. The net proceeds of the Second Unit offering will be used for general corporate purposes and potential acquisition and investment opportunities that the Company determines have potential to create value for Envoy shareholders that either complement, or provide an opportunity to diversify the current business of Envoy.

The value assigned to these warrants was determined by deducting the $4,695,205 of expense associated with the public offerings and the $245,524 assigned to the options provided to the underwriter as indicated below, from the gross proceeds, to derive the net proceeds. Using the ratio of the amounts that had been assigned to the warrants and the common shares, as indicated in the short form prospectus for each public offering, a value of $6,542,456 for the warrants was determined.

At a meeting held on June 25, 2004, the holders of the warrants (the “First Warrantholders”) issued pursuant to the warrant indenture (the “First Warrant Indenture”) between Envoy and Computershare Trust Company of Canada (“Computershare”) dated February 20, 2004, the First Warrantholders approved the replacement of the warrant indenture (the “Second Warrant Indenture”) between Envoy and Computershare dated May 12, 2004 by the First Warrant Indenture as the instrument governing the terms of the warrants issued pursuant to the Second Warrant Indenture.

As part of the compensation for the public offering, the Company granted the underwriter a total of 1,875,000 options at an exercise price of $1.05 per share. These options vested immediately, and expire on May 5, 2005. The details of the options granted to the underwriter that are outstanding at September 30, 2004 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$1.05	1,875,000	0.59	1,875,000

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital (continued)

     c) Repurchase of shares

During fiscal 2004, pursuant to a normal course issuer bid, the Company repurchased and cancelled 1,372,200 common shares for cash consideration of $816,549. Under the terms of the normal course issuer bid, the Company may repurchase and cancel up to 10% of the public float of the shares over the 12 month period commencing August 26, 2004.

During fiscal 2002, pursuant to a normal course issuer bid, the Company repurchased and cancelled 299,400 common shares for total cash consideration of $628,083.

     (d) Stock option plan

The Company has reserved 4,000,000 common shares under its stock option plan (800,000 common shares after giving effect to the reverse stock split described in Note 23(b)). Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2005 and 2009.

On May 25, 2004 the Company granted certain employees and directors a total of 1,875,000 options at the exercise price of $0.80 per share. These options vest over periods ranging from one to three years, and expire on May 24, 2009.

In 2002, the Company obtained approval to re-price options. All employees, excluding insiders and U.S. employees, were given the opportunity to cancel their existing stock options with an exercise price greater than $6 per share and replace them with new stock options. Options were cancelled on January 31, 2002 and new options, representing 50% of the number of options cancelled, were granted on August 2, 2002 at an exercise price of $3.05.

The estimated fair value of the options granted during fiscal 2004, using the Black-Scholes option pricing model was $864,533 (2003 - $175,203, 2002 - $279,759) of which $200,117 (2003 - $23,268, 2002 - $nil) was expensed in the financial statements. Of the remaining option value, $418,892 will be expensed over the period ending May 2007, and $245,524 has been included as part of stock based compensation in Shareholders’ Equity. No other value associated with the stock options was recognized in the accounts of the Company.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital (continued)

     (e) Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	3.1% - 4.0%	4.00%	4.00%

Volatility factor of the future expected market price of the Company’s common shares	54%	83%	76%
Weighted average expected life of the options	1.85 years	1.95 years	1.36 years

Expected dividends	Nil	Nil	Nil

Details of the options, before giving effect to the reverse stock split described in Note 23(b), are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share
Options outstanding, September 30, 2001	2,679,500	$5.31
Options granted	1,719,000	1.15
Options cancelled	(1,199,500)	5.37

Options outstanding, September 30, 2002	3,199,000	3.06
Options granted	1,820,000	0.26
Options exercised	(388,334)	0.28
Options cancelled	(2,889,250)	2.74

Options outstanding, September 30, 2003	1,741,416	1.27
Options granted	1,875,000	0.80
Options exercised	(578,336)	0.35
Options cancelled	(108,332)	3.02

Options outstanding, September 30, 2004	2,929,748	1.09

Options exercisable, September 30, 2004	663,084	$2.40

Options exercisable, September 30, 2003	1,049,750	$1.95

Options exercisable, September 30, 2002	2,322,084	$3.35

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

11. Share capital (continued)

The range of exercise prices for options outstanding and exercisable options at September 30, 2004 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable
$7.40	45,000	0.42	45,000
$3.05	360,000	1.74	360,000
$0.61	75,000	2.66	75,000
$3.05	24,750	2.59	24,750
$0.25	549,998	2.99	158,334
$0.80	1,875,000	4.65	—

	2,929,748		663,084

In fiscal 2003, the Company did not expense the full value of the stock options in the financial statements. The following pro forma information presents net income and earnings per share, including the expense related to the stock options that would be calculated under the fair value method:

2003
Pro forma net earnings	$2,386,827

Pro forma earnings per share
Basic	$0.55
Diluted	0.42

As indicated in Note 2(h), the Company adopted the use of the fair value method for all stock based compensation in fiscal 2004.

12. Contributed Surplus

During fiscal 2004, pursuant to the normal course issuer bid described in Note 11(c), the Company repurchased and cancelled 1,372,200 common shares at an average price of $0.60 per common share for total cash consideration plus related expenses of $816,549. As the average price paid was less than the average per share value of the outstanding common shares, $579,848 was recorded in contributed surplus as a gain on redemption of shares.

During 2002, pursuant to the normal course issuer bid described in Note 11(c), the Company repurchased and cancelled 299,400 common shares at an average price of $2.10 per common share, which was less than the average per share value of the outstanding common shares. As a result of these repurchases, $146,706 was recorded in contributed surplus as a gain on redemption of shares.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

13. Earnings per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2004	2003	2002
Numerator:
Net (loss) earnings	$(3,106,804)	$2,538,762	$(53,379,435)

Denominator:
Denominator for basic net earnings (loss) per share - weighted average shares outstanding (as adjusted for Reverse stock split (Note 23(b))	17,062,152	4,334,813	4,199,679

Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	—	904,958	—
Shares issuable under stock options	—	460,631	—
Shares issuable under conversion of debentures	—	21,196,342	—

Effect of reverse stock split adjustment to dilutive potential common shares (Note 23(b))	—	(18,049,545)	—

Denominator for diluted net (loss) earnings per share	17,062,152	8,847,199	4,199,679

(i)	For fully diluted earnings per share in 2003, the numerator is $3,843,456. This difference is due to the accounting for convertible debentures which requires them to be treated “as if converted” for purposes of fully diluted earnings per share.

Included in the difference is cash interest of $477,377, accreted interest of $718,321 and amortized debenture issue costs of $108,996.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

13. Earnings per Share (continued)

	2004	2003	2002

(Loss) income per share from continuing operations:

Basic	$(0.15)	$0.58	$(12.71)
Diluted	(0.15)	0.43	(12.71)

(Loss) income per share from discontinued operations:

Basic	$(0.03)	$0.01	$(0.00)
Diluted	(0.03)	0.00	(0.00)

As the Company experienced a loss for the years ended September 30, 2004 and 2002, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share.

Details of potential dilutive securities are as follows:

	2004	2003	2002

Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	27,631,585	—	7,882,353
Shares issuable under stock options	4,804,748	—	3,199,000
Shares issuable upon conversion of convertible debentures	—	—	8,382,353

Before giving effect to reverse stock split	32,436,333	—	19,463,706

Effect of reverse stock split adjustment to dilutive potential common shares (Note 23(b))	(25,949,066)	—	(15,570,965)

After giving effect to reverse stock split	6,487,267	—	3,892,741

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

14. Income taxes

Income tax expense (recovery) for the years ended September 30, 2004, 2003 and 2002 consists of:

	2004	2003	2002

Current	$484,440	$94,576	$(3,036,236)
Future	(334,016)	143,828	(1,875,536)

	$150,424	$238,404	$(4,911,772)

The income tax expense (recovery) attributable to income (loss) differs from the amounts computed by applying the Canadian statutory rates of 36.12% (2003 - 37.1%; 2002 - 39.5%) (loss) income before income taxes, goodwill amortization and write-down and discontinued operations as a result of the following:

	2004		2003		2002

Income tax expense (recovery) at statutory rates	$(899,835)	(36.1%)	$1,013,727	37.1%	$(7,172,888)	(39.5%)
Increase (decrease) in income taxes resulting from:
Adjustment to future tax assets for substantively enacted changes in tax laws and rates	—	0.0%	(179,597)	(6.6%)	654,691	3.6%
Expenses (revenues) deducted (included) in the accounts that have no corresponding deduction (included) for income taxes	303,285	12.2%	(872,628)	(31.9%)	276,996	1.5%
Impact of different tax rate on earnings of foreign subsidiaries	(43,454)	(1.7%)	(307,945)	(11.3%)	(483,406)	(2.7%)
Change in valuation allowance	1,044,524	41.9%	963,913	35.3%	2,407,144	13.3%

Other	(254,096)	(10.3%)	(379,066)	(13.9%)	(594,309)	(3.2%)

	$150,424	6.0%	$238,404	8.7%	$(4,911,772)	(27.0%)

\

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

14. Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2004 and 2003 are presented below:

	2004	2003

Future tax assets:
Capital assets	$1,318,783	$1,124,221
Share issuance costs	1,772,925	399,008
Non-capital losses expiring in 2014	6,509,503	4,849,933
Other	47,031	183,549

	9,648,242	6,556,711

Less valuation allowance	4,415,581	3,371,057

Net future tax assets	5,232,661	3,185,654

Future tax liabilities:
Goodwill	50,863	19,258

Total net future tax assets	5,181,798	3,166,396

Less current portion	1,500,000	498,172

	$3,681,798	$2,668,224

At September 30, 2004, the Company has non-capital losses of approximately $18,000,000 available to reduce future years’ taxable income, which expire as follows:

2008	2,800,000
2009	5,900,000
2010	6,000,000
2014	3,300,000

$18,000,000

The Company has capital losses of approximately $14,000,000 for United States tax purposes available for carryforward up to 2008 to be applied against future capital gains. No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

15. Closure of Hampel Stefanides Inc. (“Hampel”)

On February 7, 2003, the Company decided to cease the operations of Hampel after conducting a review, in conjunction with the Company’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As the Company’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of the Company’s debt obligations to the banks. Consequently, there were not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. As the Company has no obligation to pay the creditors of Hampel, the consolidated accounts of the Company for fiscal 2003 reflect a gain on the shut-down of Hampel.

Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration, and the purchaser assumed the liabilities. Based on the sale of the shares of Hampel, included in general and administrative expenses is the recognition of a cumulative translation gain of $841,081 in fiscal 2003.

16. Closure of Subsidiaries

In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and the Company’s other technology company, Sage Information Consultants Inc. (“Sage”), was shut down. The results of operations prior to these closures have been included in the results of operations for 2003.

The sale of assets of Devlin was completed on October 30, 2002 at a price equal to their net book value, and correspondingly no gain or loss on the disposal was recorded. Legal expenses related to the disposal were recorded to reduce the gain on disposal of subsidiaries, and income taxes related to the closure of the company have been provided in the consolidated provision in fiscal 2003.

Sage was closed effective November 11, 2002. All operations of the business were halted and the assets and liabilities of the company were realized over time. Envoy sold the right to continue business with the customers of Sage to a company formed by certain management employees of Sage, and the proceeds of this agreement were used to offset some of the costs incurred to close the business. A loss of $114,684 has been recorded on the closure of Sage in fiscal 2003.

17. Unusual items

During 2002, as a result of changes in the bank loan arrangements, the Company was no longer allowed to fully utilize its line of credit and, accordingly, the remaining unamortized portion of deferred financing charges totalling $750,648 was written off in fiscal 2002.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

18. Restructuring costs

In response to a general economic downturn impacting the Company’s business, management implemented a restructuring plan during the first half of fiscal 2002 in order to bring costs more in line with expected revenue. The restructuring involved downsizing its workforce, exiting excess office space and writing off redundant capital assets. Accordingly, the Company recorded a restructuring expense of $10,829,328. The restructuring included a reduction of staff, as well as the abandonment of leased office space in New York City. As part of the settlement with the landlord, the Company issued 250,000 common shares with a cost of $52,500. During fiscal 2004, negotiations were held with the landlord resulting in the Company discharging the ongoing payments to the landlord with a lump sum payment.

Total restructuring costs accrued at September 30 are classified as:

	2004	2003	2002

Accounts payable and accrued liabilities	$28,471	$214,060	$1,702,345
Long-term portion of restructuring costs	—	337,407	792,275

	$28,471	$551,467	$2,494,620

			Total	Accrual at
			recovery	September 30,
	Cash	Non-cash	2003	2003

Severance	$(74,969)	$—	$(74,969)	$56,885
Lease exit costs	(192,243)	—	(192,243)	494,582

	$(267,212)	$—	$(267,212)	$551,467

			Total	Accrual at
			provision	September 30,
	Cash	Non-cash	2002	2002

Severance	$3,240,055	$—	$3,240,055	$1,013,424
Lease exit costs	4,055,668	52,500	4,108,168	1,481,196
Write-down of capital assets	—	3,481,105	3,481,105	—

	$7,295,723	$3,533,605	$10,829,328	$2,494,620

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

19. Commitments and contingencies

(a)	The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years and thereafter as follows:

2005	$893,396
2006	765,113
2007	447,748
2008	451,442
2009	455,137
Thereafter	228,492

$3,241,328

Rent expense under operating leases for the year ended September 30, 2004 amounted to $1,373,628 (2003 - $2,645,288; 2002 - $2,041,417).

(b)	On September 30, 2004, the Company purchased from the executive officers of John Street Inc. the 30% of the shares of John Street Inc. which it did not already own. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

(c)	In the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company’s consolidated financial position or results of operations.

20. Financial instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(a)	The carrying values and estimated fair values of the Company’s financial instruments are as follows:

(i)	The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities and promissory notes approximate their fair values due to the short-term nature of these instruments.

As at September 30, 2004, the carrying value of the loans payable to landlords was $429,065 (2003 - $774,820) and their fair value was $351,728 (2003 - $674,653).

(ii)	The carrying amounts and fair value of short term investments and long term investments are detailed in Note 3.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

20. Financial instruments (continued)

(b)	Risk management activities:

(i) Currency risk:

The Company is subject to currency risk through its activities in the United States and the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2004, there were no foreign currency contracts outstanding.

(ii) Credit risk:

The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2004, one customer represented 15% of accounts receivable (2003 — one customer represented 8% of accounts receivable).

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing with financially sound counterparties only and, accordingly, does not anticipate loss for non-performance.

21. Segmented information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a)	The Company’s external net revenue by geographic region based on the region in which the customer is located is as follows:

	2004	2003	2002

Net revenue:
Canada	$5,635,240	$5,392,693	$13,758,032
United States	14,443,569	18,185,170	27,708,424
United Kingdom and Continental Europe	20,723,981	17,275,420	15,430,233

	$40,802,790	$40,853,283	$56,896,689

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

21. Segmented information (continued)

(b)	The Company’s external net revenue by type of service is as follows:

	2004	2003	2002

Net revenue:
Marketing	$3,838,833	$6,248,321	$10,204,157
Consumer and retail branding	36,963,957	34,313,108	38,203,746
Technology	—	291,854	8,488,786

	$40,802,790	$40,853,283	$56,896,689

(c)	In 2004, the Company had three customers, which represented 37%, 15% and 11% of net revenue respectively. In 2003, the Company had three customers which represented 26%, 16% and 12% of net revenue respectively. In 2002, the Company had three customers which represented 20%, 12% and 12% of net revenue, respectively.

(d)	The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	2004	2003

Capital assets:
Canada	$3,061,671	$3,585,786
United Kingdom and Continental Europe	2,167,561	2,229,441

	$5,229,232	$5,815,227

	2004	2003

Goodwill:
Canada	$2,725,296	$2,725,296
United Kingdom and Continental Europe	7,490,805	7,333,882

	$10,216,101	$10,059,178

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

22. Discontinued operations

Effective January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment.

Statement of Operations
Fiscal year:	2004	2003	2002

Net revenue	$398,114	$1,573,960	$2,224,401

Operating expenses	389,394	1,480,012	2,037,636
Depreciation	2,237	16,883	44,473
Interest expense	—	—	41,433
Amortization of intangible asset	6,049	24,197	24,197
Restructuring costs	—	—	28,206
Income tax expense	—	8,120	58,232

Earnings from discontinued operations (excluding loss on sale)	434	44,748	(9,776)

Loss on sale of discontinued operations	(465,576)	—	—

(Loss) earnings from discontinued operations	$(465,142)	$44,748	$(9,776)

23. Subsequent events

(a)	On November 10, 2004, the Company, through its subsidiary ECG Holdings UK Limited (ECGH), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (PW), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 is payable in cash on completion. The remaining 35% of the PW shares (Management Shares) will continue to be held by senior management of PW (Management Shareholders), subject to certain options described below.

ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following completion.

The transaction is expected to be completed by February 21, 2005. The acquisition will be accounted for using the purchase method of accounting.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

23.	Subsequent events (continued)

(b)	At a meeting held on August 14, 2003, the Company’s shareholders approved the consolidation of the Company’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares (a reverse stock split) on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares outstanding. The effective date for post consolidation trading of the shares is February 10, 2005. The number of Envoy common shares outstanding prior to consolidation is 112,539,318 and post consolidation there is expected to be approximately 22,507,864 common shares outstanding. Outstanding shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation.

(c)	Subsequent to the year-end, pursuant to the normal course issuer bid described in Note 11(c), the Company has purchased for cancellation an additional 4,543,682 common shares of the Company, which is equivalent to 908,736 common shares after giving effect to the reverse stock split described in (b).

24.	Reconciliation to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2004, 2003 and 2002 required to conform to US GAAP.

	2004	2003	2002
Net (loss) earnings based on Canadian GAAP	$(3,106,804)	$2,538,762	$(53,379,435)
Stock-based compensation (a)	200,117	—	—
Foreign currency contracts, net of income tax recovery of $nil (2003- $nil, 2002 -$35,703) (b)	—	—	49,303

Convertible debentures (c)	(664,516)	67,538	(46,100)

Net (loss) earnings based on U.S. GAAP	$(3,571,203)	$2,606,300	$(53,376,232)

Net loss from continuing operations	$(3,106,061)	$(1,565,749)	$(15,878,394)
Net (loss) earnings from discontinued operations (Notes 22 and 24(e))	$(465,142)	$4,172,049	$(37,497,838)

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

24.	Reconciliation to United States generally accepted accounting principles (continued)

The calculation of diluted earnings (loss) per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive. Since each of fiscal 2004, 2003 and 2002 experienced a loss from continuing operations, potential common shares are antidilutive.

	2004	2003	2002
Net (loss) earnings per share:
Basic	$(0.21)	$0.60	$(12.71)
Diluted	(0.21)	0.43	(12.71)

Net loss per share from continuing operations:
Basic	$(0.18)	$(0.36)	$(3.78)
Diluted	(0.18)	(0.36)	(3.78)

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2004	2003
Shareholders’ equity based on Canadian GAAP	$76,891,499	$12,358,503
Convertible debentures (c)	—	(593,958)
Accumulated other comprehensive income (f)	174,426	—

Shareholders’ equity based on U.S. GAAP	$77,065,925	$11,764,545

Summary of accounting policy differences:

The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a)	Stock-based compensation disclosures:

For fiscal 2002, 2003 and 2004, the Company measured compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP for 2002 and 2003. For fiscal 2004, the Company prospectively adopted the new provisions of the CICA handbook as described in Note 2(h), under these provisions the expense for stock-based compensation under Canadian GAAP is $200,117 greater than under US GAAP.

The weighted average estimated fair value at the date of the grant for options granted in fiscal 2004 was $0.33 per share (2003 — $0.12; 2002 -$0.16). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the assumptions as indicated in Note 11(e).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

24. Reconciliation to United States generally accepted accounting principles (continued)

Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (“SFAS 123”), the Company’s net earnings (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

	2004	2003	2002
Net earnings (loss) in accordance with U.S. GAAP as reported	$(3,571,203)	$2,606,300	$(53,376,232)
Pro forma net earnings (loss)	(3,771,080)	2,246,121	(54,353,655)

Pro forma basic earnings (loss) per share	$(0.22)	$0.52	$(12.94)
Pro forma diluted earnings (loss) per share	(0.22)	0.52	(12.94)

Compensation cost is reflected over the expected lives of the options. The notional compensation expense associated with the Company’s options is not deductible for Canadian income tax purposes. Accordingly, the full amount of compensation expense is reflected in the pro forma figures above, without any related tax recovery.

(b)	Derivative financial instruments:

Effective October 1, 2000, the Company adopted the provisions of FASB Statement No. 133, “Accounting For Derivatives and Hedging Activities.” SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Hedge accounting is only applied to derivatives if the hedging relationship has been identified, and the Company has formally documented the designation of the hedging relationship and the method for assessing the effectiveness of the hedging relationship. Both at inception of the hedging relationship and throughout its term, the relationship must be effective in achieving offsetting changes in the cash flows of the hedged item.

Under SFAS No. 133 for derivatives designated and effective as hedges of future cash flows, changes in the fair value of the derivative are recognized in other comprehensive income, with no impact on net earnings until the hedged item is recognized in earnings. To the extent the hedge is ineffective, or not designated or documented as a hedge, the change in fair value of the hedge would be recognized in earnings each period.

During fiscal 2001, the Company entered into forward contracts to manage its exposure to fluctuations in foreign exchange rates. The reconciliation to US GAAP reflects the maturing in fiscal 2002 of contracts that had been outstanding at September 30, 2001, and for which the market value had been included in net earnings based on US GAAP for fiscal 2001. As at September 30, 2004, 2003 and 2002, there were no foreign currency contracts outstanding.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

24.	Reconciliation to United States generally accepted accounting principles (continued)

(c)	Convertible debentures:

During 2004, the Company did not issue any convertible debentures (2003 - $2,000,000, 2002 - $3,800,000). The debentures issued in fiscal 2003 and 2002, were convertible at any time at the option of the holder into common shares and common share purchase warrants of the Company (note 9), and were redeemable in cash at the option of the holder two years after the issue date. Under Canadian GAAP, the debentures issued in fiscal 2003 were bifurcated into a debt component and an equity component, based on relative fair values, which resulted in aggregate proceeds of $1,465,929 (2002 - $1,949,628) allocated to long-term debt, and $534,071 (2002 - $1,850,372) to shareholders’ equity, respectively. Issue costs in 2003 and 2002 were allocated between the debt and equity components which resulted in $44,048 (2002 - $129,513) of the aggregate $314,955 (2002 - $262,465) issue costs being applied to reduce the equity allocation. As a result of the conversion in 2004 an additional $189,133 of issue costs were allocated to equity.

Under Canadian GAAP the discount resulting from allocating proceeds to the equity component must be recorded as additional interest expense, using the effective yield method, over the minimum period to redemption. During fiscal 2004, all outstanding convertible debentures were converted into common shares of the Company. As a result of the conversion and the accretion of the discount, accreted interest of $126,273, (2003 - $718,321, 2002 - $133,870) has been charged as interest expense for 2004.

Under U.S. GAAP, any excess of the fair value of the shares over the proceeds allocated to the common stock portion of the conversion option is considered a beneficial conversion feature. For the debentures issued during 2002, an aggregate beneficial conversion feature of $1,188,356 must be recorded as additional interest expense over the minimum period to the earliest redemption date. Included in interest expense for 2004 under US GAAP is $532,960 (2003 - $486,856, 2002 - $168,540). The interest expense for 2004 includes a $420,758 charge for the write-off of the unamortized debt discount upon the conversion of the debt.

Under US GAAP, costs associated with issuance of the debentures cannot be apportioned between the debt and equity components. During fiscal 2004, the remaining outstanding convertible debentures were converted into common shares of the company, and as a result, the unamortized deferred financing fees under US GAAP and Canadian GAAP was $Nil at the end of the year. If the Company had recorded the issue costs in accordance with US GAAP, additional amortization of $257,828 (2003 - $163,927, 2002 - $11,429) would have been charged to interest expense. Additionally, share capital would be lower by $587,782 (2003 - $130,343, 2002 - $Nil).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

24.	Reconciliation to United States generally accepted accounting principles (continued)

(d)	Discontinued operations:

The businesses disposed of during fiscal 2003 in the Gain on closure of subsidiaries described in Notes 15 and 16, are treated as discontinued operations under U.S. GAAP. This treatment requires that the results of operations of these businesses be removed from the normal operations of the Company, and be presented in summary form as earnings from operations, gain on disposal of, and income taxes from those discontinued businesses. Effective May 1, 2003, the Company adopted the new provisions of the CICA handbook, described in Note 2(m), which are materially similar to US GAAP requirements. The differences reported below relate to dispositions that occurred prior to the adoption of the new CICA handbook provisions. There is no difference between US GAAP and Canadian GAAP for discontinued operations in fiscal 2004.

For fiscal 2004 and 2003, the amounts reported as assets and liabilities under US GAAP and Canadian GAAP are the same.

Under U.S. GAAP, the amounts reported as revenues and expenses in the Statements of Operations of the Company would be different than those reported under Canadian GAAP for fiscal 2003 and 2002. The revenues and expenses of the discontinued operations were as follows:

	2004		2003	2002
Net revenue		$—	$3,386,913	$15,824,996

Operating expenses		—	2,649,784	16,857,573
Depreciation		—	70,217	520,401
Interest expense and financing fees		—	199	727
Restructuring costs		—	—	5,691,023
Unusual item		—	—	—
Income taxes (recovery)		—	(119,903)	(2,552,010)
Goodwill amortization		—	—	1,436,173
Write-down of goodwill		—	—	31,359,171

Earnings (loss) from discontinued Operations (excluding gain)		$—	$786,616	$(37,488,062)

Pre-tax earnings (loss) from discontinued operations	$		$906,519	$(40,040,072)
Gain on discontinued operations		—	3,340,685	—
Income taxes recovery from discontinued operations		—	119,903	2,552,010

Earnings (loss) from discontinued operations		—	4,127,301	(37,488,062)
Earnings (loss) from discontinued operations accounted for consistent with US GAAP (see Note 22)		(465,142)	44,748	(9,776)

		$(465,142)	$4,172,049	$(37,497,838)

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

24. Reconciliation to United States generally accepted accounting principles (continued)

(e)	Comprehensive income:

The Company’s comprehensive income represents U.S. GAAP net earnings plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

	2004	2003	2002
Net earnings (loss) for the year in accordance with U.S. GAAP	$(3,571,203)	$2,606,300	$(53,376,232)

Unrealized gain on available for sale securities	174,426	—	—

Change in cumulative translation adjustment account	310,087	(1,584,672)	515,569

	$(3,086,690)	$1,021,628	$(52,860,663)

(f)	Reduction of capital:

In 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders’ equity, under U.S. GAAP, share capital would be increased by $9,886,961 and deficit would be increased by $9,886,961 as at September 30, 2004 and 2003.

(g)	Restructuring charges:

Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations.

(h)	Goodwill amortization and goodwill write-downs:

Under U.S. GAAP goodwill amortization and goodwill write-downs would be included as operating expenses in the consolidated statement of operations and the income taxes relating to these items would not be netted against operating expenses. The Company has disclosed net earnings before goodwill amortization and write-down which is not a permitted disclosure under US GAAP. The “loss before income taxes and discontinued operations” for 2004 under US GAAP would be $(2,955,637) (2003 - $(1,207,442), 2002 - $(18,238,156)).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2004, 2003 and 2002

24. Reconciliation to United States generally accepted accounting principles (continued)

(i)	Investments:

The Company accounts for its investments in accordance with FAS 115, Accounting for Certain Investments in Debt and Equity Securities under US GAAP. As of September 30, 2004, all of the Company’s investments have been classified as available-for-sale and accordingly, recorded at market value. Unrealized gains and losses on these investments are included in other comprehensive income, as a separate component of shareholders’ equity. Any unrealized losses are recorded as a charge to income when they are deemed to be other than temporary.

(j)	Recent Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first interim or annual period beginning after June 15, 2005. The Canadian and US GAAP difference relating to share-based payments to employees will be eliminated for all such payments after the adoption of these standards.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman	60 Columbia Way, Suite 400
	and Chief Executive Officer	Markham, Canada L3R 0C9
Telephone: (416) 593-1212
Facsimile: (416) 593-4434	Linda Gilbert
Chief Financial Officer
BANKERS
DIRECTORS	John H. Bailey	HSBC Bank Canada
John H. Bailey	Executive Vice President	70 York Street
B.Comm, J.D., LL.M	and Corporate Secretary	Toronto, Canada M5J 1S9
Barrister & Solicitor

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL
President and CEO,	David Parkes (Chair)	Blake, Cassels & Graydon LLP
Freefone Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9
Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	INVESTOR RELATIONS
Chief Executive Officer	David I. Hull (Chair)	E-mail: info@envoy.to
Envoy Communications Group Inc.	Hugh Aird
	David Parkes	Additional information is
David I. Hull		available on our
President		Web site at www.envoy.to
Hull Life Insurance Agencies Inc.
	NOMINATING AND CORPORATE	STOCK TRADING INFORMATION
GOVERNANCE COMMITTEE
Hugh Aird (Lead Director)	David I. Hull (Chair)	Toronto Stock Exchange: ECG
Director of Business Development	Hugh Aird	NASDAQ Exchange: ECGI
First Associates Inc.	David Parkes

TRANSFER AGENT
Computershare Trust
Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1